UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kind Collection, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> California

> **Date of organization**
> September 7, 2018

Physical address of issuer
39 Hummingbird Ln. Aliso Viejo, CA 92656

Website of issuer
http://www.juna-world.com

Current number of employees
0

	Most recent fiscal year-end 2021	Prior fiscal year-end 2020
Total Assets	$453,450	$548,495
Cash & Cash Equivalents	$229,559	$310,080
Accounts Receivable	$12,964	$28,662
Short-term Debt	$66,692	$16,514
Long-term Debt	$268,999	$247,000
Revenues/Sales	$584,334	$290,857
Cost of Goods Sold	$243,928	$112,390
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(167,222)	$(40,618)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

4/28/2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

<p style="text-align:center">**April 28, 2022**</p>

<p style="text-align:center">**Kind Collection, Inc.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Kind Collection, Inc. a California Corporation ("**Juna**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety. The Business' predecessor was Kind Collection LLC

("**Predecessor**"). The Predecessor was incorporated in Delaware on October 2, 2017. Company decided to incorporate in its home state of California in order to raise money and issue stock.

Kind Collection, Inc. is a California Corporation incorporated on September 7, 2018

The Company is located at 39 Hummingbird Ln. Aliso Viejo, CA 92656

The Company's website is http://www.juna-world.com

The Company conducts business in All US states except Nebraska.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/juna

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Laws and Regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our proposed operation and growth.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Product safety concerns could negatively affect the Company's business

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Additional Information

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

BUSINESS

Description of the Business

Juno takes a problem-solving approach to wellness. Juna provides the highest-grade of effective and organic CBD and cannabis products to improve mind, body, mood, and sleep.

Business Plan

The Company sells its products direct to consumer and strategic wholesale partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balance	Clam, Clear, Connected Our antioxidant-rich hemp oil retains its full spectrum of Phyto-actives to work with the body and mind to promote balance and a sense of wellbeing.	Balance is sold direct-to-consumer and through strategic retail partners.
Nightcap	Silent, Soft, Serene. Our antioxidant and phyto-cannabinoid rich Nightcap hemp oil relax the mind and body to help ease into your most restorative sleep. Nightcap is naturally high in the terpenes myrcene (known to impart a deep sense of relaxation) and nerolidol (believed to have sedating effects). Essential oils of spearmint and chamomile round out the taste and experience.	Nightcap is sold direct-to-consumer and through strategic retail partners.
EASE	Release, Repair, Renew. Functional Body oil An agent for renewal: a transformative blend of botanicals immediately melts down muscular and mental tension. Work this velvety-rich oil into specific pain points and feel what comes next. On the surface: Notes of bergamot and clary sage clear the mind, turmeric warms the skin, and delicate floral notes from rose and ravintsara lift the spirit. Below the surface: Active botanicals penetrate muscles to release stiffness, soothe soreness, and mend the chronically-stressed body.	Sold direct-to-consumer and through strategic retail partners.
AM/PM GIFT SET	The AM/PM Gift Set includes two 15ml bottles with 15 doses of CBD in each. Juna's signature edible CBD drops, Balance (AM) and Nightcap (PM), are targeted formulas for the mood of the hour.	Sold direct-to-consumer and through strategic retail partners.

Competition

Our competitors are other plant-powered or women focussed wellness brands such as: Moon juice, Rae wellness, Sakara,Feels and Naomi.

Customer Base
THE EARLY ADOPTER. She's always investigating the next health, beauty, or personal development trend and is eager to self-test. Adventurous and curious, she follows Byrdie, Refinery29, Into The Gloss, and goop.

THE URBAN PARENT. Highly educated and introspective, the urban parent invests in products and experiences that will optimize their life - whether that's boosting creativity and focus in their high-powered job, being more present for their young child, or unwinding in a non-destructive way.

THE FOODIE. Her weekend plans involve farmers markets and reservations at the latest hotspots. She's inspired by and highly engaged with social media, and follows celebrity chefs, food bloggers, and niche publications like Pineapple Collaborative, Food&Wine, and Bon Appetit The Canna Curious!

Intellectual Property
The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation.

DIRECTORS AND OFFICERS

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jewel Zimmer	CEO, Director	Juna - Founder. September 2017 - Present	Le Cordon Bleu Paris and Court of Master Sommelier

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	10,000,000
Securities (or amount) Outstanding	8,000,000
Par Value (if applicable)	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90.2%
Other Rights	Common Stock holders have the same rights as typically associated with California corporations.

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	Convertible Notes
Number of Shares of Common Stock Required for Conversion*	20,000
Cash Value of Notes Outstanding (Including Interest)	$10,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%
Additional Terms	$4,000,000 Valuation Cap, 20% Discount

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.

** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Type/Class of security	SAFEs
Number of Shares of Common Stock Required for Conversion*	508,000
Cash Value of SAFEs Outstanding (Including Interest)	$254,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).**	5.7%

Type/Class of security	Crowd SAFE
Cash Value of SAFEs Outstanding (Including Interest)	$337,000
Number of Shares of Common Stock Required for Conversion*	674,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).**	3.9%
Additional Terms	The SAFEs have a valuation cap of $4,000,000 and a 20% discount

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Debt
The Company has the following debt outstanding:

Creditor	Wayflier
Amount outstanding	$50,000
Loan Fee	$2,000
Other Material Terms	Creditor will receive 24% of Company's daily receivables until the amount outstanding plus fees are repaid
Maturity Date	N/A

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jewel Zimmer	8,000,000/Common Stock	94%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$385,347	Marketing Costs + Sales Manager Salaries	08/02/2020	Section 4(a)(6)
SAFE	$20,000	Marketing Costs + Sales Manager Salaries	9/1/2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The founder, Jewel Zimmer, loaned the Company $14,027. Company has repaid Jewel Zimmer in full.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I, Jewel Zimmer, certify that: (1) the financial statements of Kind Collection, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Kind Collection, Inc. included in this Form reflects accurately the information reported on the tax return for Kind Collection, Inc. filed for the fiscal year ended 12/31/2021.

/s/Jewel Zimmer
(Signature)

Jewel Zimmer
_____
(Name)

CEO, Director
_____
(Title)

April 28, 2022
_____
(Date)

EXHIBIT B
Financials

Balance Sheet
Nude Collection Inc & Kind Collection Inc Consolidated
As at 31 December 2021

	31 Dec 2021	31 Dec 2020
Assets		
Cash and Cash Equivalents		
Chase Checking	$40,201.15	$0.00
Chase Savings	$1,000.07	$0.00
Kind - Bank of the West	$184,060.68	$262,831.73
Safe 1	$0.00	$300.00
Sterling Bank Checking	$0.00	$38,206.70
Undeposited Funds	$4,297.66	$8,742.35
Total Cash and Cash Equivalents	**$229,559.56**	**$310,080.78**
Current Assets		
Accounts Receivable	$12,964.70	$28,662.84
Inventory	$69,176.04	$68,001.58
Investment in Cocoa Collection	$141,750.00	$141,750.00
Total Current Assets	**$223,890.74**	**$238,414.42**
Total Assets	**$453,450.30**	**$548,495.20**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Chase Credit Card	$47,189.09	$13,268.35
Due to Cocoa Collection	$0.00	$606.79
Sales Tax	$3,975.00	$2,539.00
Sezzle Loan	$15,528.77	$0.00
Shareholder Loan	$0.00	$100.00
Total Current Liabilities	**$66,692.86**	**$16,514.14**
Non-Current Liabilities		
Notes Payable	$268,999.00	$247,000.00
Total Non-Current Liabilities	**$268,999.00**	**$247,000.00**
Total Liabilities	**$335,691.86**	**$263,514.14**
Equity		
Capital Contributions - Crowdfunding	$337,220.60	$337,220.60
Current Year Earnings	-$167,222.62	-$40,618.34
Retained Earnings	-$52,239.54	-$11,621.20
Total Equity	**$117,758.44**	**$284,981.06**
Total Liabilities and Equity	**$453,450.30**	**$548,495.20**

Income Statement
Nude Collection Inc & Kind Collection Inc Consolidated
For the 12 months ended 31 December 2021

	Dec-21	Dec-20
Revenue		
DTC Revenue	$603,082.84	$185,402.82
DTC Sales Discounts	-$83,495.24	$0.00
DTC Sales Returns	-$8,166.73	$0.00
Wholesale Revenue	$72,913.46	$105,454.37
Total Revenue	**$584,334.33**	**$290,857.19**
Less Cost of Sales		
Direct Contractors	$0.00	$27,903.02
Ingredients	$0.00	$833.88
Lab Testing	$0.00	$489.36
Packaging Materials	$65,923.23	$12,824.74
Postage & Shipping	$37,036.82	$10,613.92
Processing Supplies	$0.00	$697.14
Raw Materials & Manufacturing	$140,968.78	$59,028.61
Total Cost of Sales	**$243,928.83**	**$112,390.67**
Gross Profit	**$340,405.50**	**$178,466.52**
Operating Expenses		
G&A		
Business Insurance	$5,911.09	$2,554.08
Charitable Contributions	$1,150.00	$1,586.06
Licenses & Permits	$120.00	$250.00
Meals & Entertainment	$1,189.94	$197.79
Office Supplies & Materials	$8,230.97	$2,894.78
Rent	$16,268.06	$1,500.00
SaaS	$8,576.86	$13,727.98
Travel	$1,406.36	$4,208.42
Utilities (65300)	$1,303.48	$20.00
Total G&A	**$44,156.76**	**$26,939.11**
Other		
Bank Charges	$376.38	$308.07
Employee & Contractor Morale	$117.33	$1,001.61
Fundraising Expense	$139.00	$39,028.98
Interest Expense	$0.00	$30.04
Loan Fees	$2,350.00	$0.00
Merchant Service Fees	$14,421.02	$4,606.48
Miscellaneous	$0.00	-$0.01
Penalties	$110.00	$0.00
Research & Development	$2,934.43	$600.00
Total Other	**$20,448.16**	**$45,575.17**

Professional Services		
Accounting & Tax	$6,459.50	$2,713.96
Content/Social	$13,362.50	$0.00
Contractors	$46,828.86	$50,848.92
Email	$8,011.25	$0.00
Legal	$7,117.50	$6,801.50
Public Relations	$8,000.00	$0.00
SEO Services	$23,500.00	$0.00
Total Professional Services	**$113,279.61**	**$60,364.38**
Sales & Marketing		
Advertising Print & Display	$6,500.00	$31,809.53
Events & Conferences	$3,785.00	$4,450.00
Facebook Ads	$141,816.48	$0.00
Google Ads	$20,000.00	$0.00
Marketing Expense	$50,197.41	$32,270.95
Other Online Ads	$8,517.73	$18,073.29
Wholesale Marketing Expense	$5,889.50	$0.00
Total Sales & Marketing	**$236,706.12**	**$86,603.77**
Wages		
Founder's Salaries	$92,000.00	$0.00
Sales Commission	$3,645.33	$520.26
Total Wages	**$95,645.33**	**$520.26**
Total Operating Expenses	**$510,235.98**	**$220,002.69**
Operating Income / (Loss)	**-$169,830.48**	**-$41,536.17**
Other Income and Expense		
Federal Income Tax	$0.00	$1,102.47
Fraud	$0.00	-$300.00
Interest Earned	$0.07	$0.00
Other Income	$5,807.79	$115.36
State Income Tax	-$3,200.00	$0.00
Total Other Income and Expense	**$2,607.86**	**$917.83**
Net Income / (Loss) before Tax	**-$167,222.62**	**-$40,618.34**
Net Income	**-$167,222.62**	**-$40,618.34**
Total Comprehensive Income	**-$167,222.62**	**-$40,618.34**

Statement of Cash Flows

Nude Collection Inc & Kind Collection Inc Consolidated
For the year ended December 31, 2021

Account	2021	2020
Operating Activities		
Receipts from customers	632,190	281,182
Payments to suppliers, employees & taxes	(783,453)	(379,854)
Net Cash Flows from Operating Activities	**(151,263)**	**(98,672)**
Financing Activities		
Other cash items from financing activities	70,742	355,436
Net Cash Flows from Financing Activities	**70,742**	**355,436**
Net Cash Flows	**(80,521)**	**256,764**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	310,081	53,316
Cash and cash equivalents at end of period	229,560	310,081
Net change in cash for period	**(80,521)**	**256,764**